July 7, 2009

VIA IDEA

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on the Registration Statement on Form N-14 of EQ Advisors Trust (File No. 333-159512)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are comments that you provided on June 22, 2009 concerning the Registration Statement on Form N-14 (the “Registration Statement”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 27, 2009, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the definitive Combined Proxy Statement/Prospectus (“Proxy Statement/Prospectus”) and Statement of Additional Information (“SAI”) as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

GENERAL

1.	Incorporation by Reference

(a)	When incorporating other documents or filings by reference in the Proxy Statement/Prospectus or SAI, please be sure to include applicable file numbers. See General Instruction G of Form N-14.

The Trust has included file numbers where applicable.

(b)	Please clarify whether information regarding the Acquiring Portfolios will be incorporated by reference.

The Trust has not made any changes in response to this comment. The Trust believes that the current disclosure indicates what documents are incorporated

Sonny Oh

July 7, 2009

by reference into the Proxy Statement/Prospectus and SAI for the Acquiring Portfolios and Acquired Portfolios, respectively.

2.	For each of the “Dear Contractholder” letter, the “Notice of Special Meeting,” the “Information Statement,” and the Proxy Statement/Prospectus, please confirm all defined terms have been fully defined within a particular document. For example, note the term “Portfolios” in the first sentence of the “Notice of Special Meeting,” as well as the term “Acquired Portfolios,” which should also be defined in the singular (e.g., see last bullet point of first bullet point list in the “Dear Contractholder” letter and the first sentence of the ensuing paragraph). In particular, please note that the terms “Reorganization(s)” and “Transaction(s)” as defined in the first paragraph following Proposal 5 on page ii of the Proxy Statement/Prospectus are not clear. For example, note the third and second to last sentences in the paragraph preceding “Terms of the Exchange Plan” on page 56 and see comment 3 on Proxy Statement/Prospectus below.

The Trust has revised the defined terms as appropriate and confirms its belief that they are correctly defined and used consistently in each of the above referenced documents.

3.	In the last paragraph of the “Dear Contractholder” letter and the “Notice of Special Meeting” addressing voting procedures, please briefly describe revocation rights.

The Trust has not made any changes in response to this comment. The Trust notes that the requested disclosure is currently included in the Information Statement under “How to Instruct an Insurance Company” and Proxy Statement/Prospectus under “Solicitation of Proxies and Voting Instructions.”

4.	In the last paragraph under “How to Instruct an Insurance Company” on the second page of the Information Statement, please disclose how many votes are attributed to a share and that fractional votes are also counted.

The Trust has made the requested change. Please note that the requested disclosure currently appears in the Proxy Statement/Prospectus under “Voting Rights.”

5.	In the third and fourth sentences under “How an Insurance Company Will Vote” on the second page of the Information Statement, please clarify which investment divisions are being referenced.

The Trust has made the requested change.

Sonny Oh

July 7, 2009

PROXY STATEMENT/PROSPECTUS

1.	For clarity, please define the Record Date in the first paragraph of the Proxy Statement/Prospectus.

The Trust has made the requested change.

2.	In Item 3 on page iii of the Proxy Statement/Prospectus, please clearly identify the SAI incorporated by reference, i.e., the SAI for this Proxy Statement/Prospectus.

The Trust believes that the current disclosure clearly identifies the SAI in that it refers to the SAI as “relating to the Transactions.” However, in response to the comment, the Trust has revised the relevant disclosure to identify the SAI as “relating to this Proxy Statement/Prospectus.”

3.	The third to last sentence of the last paragraph on page 1 as well as the corresponding disclosure in the first paragraph of Proposals 1 through 3 on pages 2, 17, and 29 respectively appear to indicate that approval of any Reorganization or the Asset Exchange is not affected by the others. However, the Reorganizations described in Proposals 1 through 3 involve the merging of more than one Acquired Portfolio into a single Acquiring Portfolio, therefore, please elaborate on the impact that the approval or disapproval of any Acquired Portfolio of its particular merger has, if any, on any other Acquired Portfolio’s merger or the Reorganization or the Proposal as a whole.

The Proxy Statement/Prospectus currently has disclosure that addresses this comment. For example, the Proxy Statement/Prospectus includes separate fee tables for each Transaction described in Proposals 1-3 to reflect the pro forma expenses of the relevant Acquiring Portfolio assuming that all of the Transactions are effected and assuming that individual Transactions are effected but others are not. However, in response to the staff’s comment, the Trust has included additional disclosure.

4.	Please revise the second to last sentence of the last paragraph on page 1 to distinguish the anticipated tax consequences of the Reorganizations and Asset Exchange, as opposed to just the Transactions.

The Trust has not made any changes in response to this comment. The Trust does not anticipate that the tax consequences to Contractholders involved in the Reorganizations will be different from those to Contractholders involved in the Asset

Sonny Oh

July 7, 2009

Exchange. In addition, the Trust notes that the relevant disclosure is intended to summarize the tax consequences to Contractholders as a result of the Transactions and that detailed disclosure regarding the tax consequences of the Transactions is included in the section of the Proxy Statement/Prospectus entitled “Federal Income Tax Consequences of the Transactions.”

5.	Please include the anticipated tax consequences of each Transaction in the synopsis of each Proposal. See Item 3(b) of Form N-14.

The Trust has not made any changes in response to this comment. The Trust believes that the second to last sentence in the last paragraph on page 1 of the Proxy Statement/Prospectus is responsive to Item 3(b) of Form N-14.

6.	Please confirm that the synopsis for each Proposal highlights all differences in principal risks as reflected in the subsequent “Comparison of Principal Risk Factors” chart.

The Trust confirms that the synopsis for each Proposal highlights all of the differences in the principal risks reflected in the subsequent “Comparison of Principal Risk Factors” chart.

7.	The “Comparison of Investment Objectives, Policies and Strategies” in each Proposal states that a Portfolio “may invest to a limited extent” in certain securities. For clarity, please disclose those actual limits.

The Trust has not made any changes in response to this comment because the Trust believes the current disclosure clearly indicates the limited nature of a Portfolio’s investment in the relevant securities.

8.	In Proposal 1, please disclose the basis for the second sentence of the first sub-bullet point of the first bullet point on page 2 as it is not consistent with the disclosure regarding the Portfolios’ investment strategies in the chart on pages 6-9.

The Trust does not believe that the relevant disclosure on page 2 is inconsistent with the disclosure on pages 6-9. However, in response to the comment, the Trust has revised the disclosure on page 2 to reflect that both Portfolios invest significantly, rather than primarily, in equity securities of mid-cap companies.

Sonny Oh

July 7, 2009

9.	Please confirm the characterizations of the similarities between the Acquired and Acquiring Portfolios’ investment objectives and investment strategies as demonstrated by the examples below.

The Trust confirms its belief that the characterizations of the similarities between the Acquired and Acquiring Portfolios’ are accurate.

(a)	Proposal 2

The first sentence of the first sub-bullet point of the first bullet point on page 17 does not appear to be consistent with the description of the investment objectives as disclosed in the chart on page 21. Please revise the last paragraph of the second sub-bullet point of the first bullet point on page 18 accordingly.

The Trust believes that the descriptions are consistent, however, it has revised the relevant disclosure on page 17 in response to this comment. In addition, the Trust notes that the relevant disclosure on page 17 is intended to summarize the similarities in the investment objectives of the Portfolios and is followed by disclosure detailing the specific investment objective of each Portfolio.

(b)	Proposal 4

(i)	The fourth sentence of the first sub-bullet point of the first bullet point on page 39 is generalized. Although both Portfolios invest in debt securities, please distinguish between investing in investment grade and non-investment grade debt securities.

The Trust believes that the descriptions are consistent and accurate, but has added the requested clarification.

(ii)	The last sentence of the second paragraph of the first sub-bullet point of the first bullet point on page 40 is not consistent with the description of the investment strategies as disclosed in the chart on pages 42-43.

The Trust believes that the descriptions are consistent and accurate, but has added disclosure to the chart on pages 42-43 in response to the comment.

Sonny Oh

July 7, 2009

(c)	Proposal 5

The third sentence of the first sub-bullet point of the first bullet point on page 48 is not consistent with the description of the investment strategies as disclosed in the chart on pages 50-51.

The Trust believes that the descriptions are consistent and accurate, but has revised the relevant disclosure in the sub-bullet to clarify that the Government Bond Index Portfolio seeks to maintain an average duration that approximates that of the Government Bond Index, whereas the Government Securities Portfolio seeks an average duration within the range of 20% above or below that of the Government Bond Index.

10.	For more complete and useful disclosure in the synopsis, when identifying differences in the Acquired and Acquiring Portfolios’ investment objective, investment strategies, and risk factors, please briefly disclose the impact of such differences on Contractholders, as demonstrated by the below examples.

The Trust has not made any changes in response to the comments below because it believes that the Proxy Statement/Prospectus currently includes the requested disclosures.

(a)	Proposal 1

(i)	The last sentence of the first sub-bullet point on page 3 identifies additional principal risks associated with the Acquiring Portfolio but does not indicate how those additional risks may affect a Contractholder differently from the risks of the Acquired Portfolio.

The Trust believes that the comparisons and descriptions of the principal risks of the Portfolios, which are included in the Proxy Statement/Prospectus in the sections entitled “Comparison of Principal Risk Factors” and “Description of Risk Factors,” include the requested disclosure.

Sonny Oh

July 7, 2009

(ii)	The second sub-bullet point on page 4 indicates that the Acquired Portfolio emphasizes investments in the real estate industry and is non-diversified but does not indicate how a merger into the Acquiring Portfolio may impact a Contractholder’s investment goals.

The Trust believes that the differences in the investment objectives, policies and principal risks of each Portfolio are discussed in detail in the Proposal.

(b)	Proposal 2

The second sentence of the second sub-bullet point of the first bullet point on page 18 does not disclose how the merger of an equity based portfolio into a fixed income based portfolio may impact a Contractholder’s investment goals.

The Trust believes that the differences in the investment objectives, policies and principal risks of each Portfolio are discussed in detail in the Proposal.

(c)	Proposal 4

Presuming the relevant disclosure is revised as discussed in Comment 9(b)(i), above, please disclose the impact of the difference as well.

The Trust believes that the differences in the investment objectives, policies and principal risks of each Portfolio are discussed in detail in the Proposal.

(d)	Proposal 5

The last sentence of the third sub-bullet point of the first bullet point on page 49 reflects a number of additional principal risks not associated with the Acquired Portfolio but does not indicate how those additional risks may affect a Contractholder differently from the risks of the Acquired Portfolio.

The Trust believes that the comparisons and descriptions of the principal risks of the Portfolios, which are included in the Proxy Statement/Prospectus in the sections entitled “Comparison of Principal Risk Factors” and “Description of Risk Factors,” include the requested disclosure.

Sonny Oh

July 7, 2009

11.	In the fourth to last bullet point preceding “Comparison of Investment Objectives, Policies and Strategies” for Proposals 1 through 3, please clarify whether the estimated annual operating expense ratios for the applicable Acquiring Portfolio reflects the successful completion of the reorganization (and Asset Exchange) of all of the Acquired Portfolios within each Proposal.

The Trust has not made any changes in response to this comment because the Trust believes that the current disclosure, which refers to the annual operating expense ratios of the Acquiring Portfolios after the Transactions, rather than a Transaction, is responsive to this comment. In addition, the Trust notes that the descriptions of the relative expenses of the Acquiring Portfolios after the Transactions as compared to the relative expenses of the Acquired Portfolios would be the same whether referring to the estimated annual operating expense ratios of the Acquiring Portfolios after one Transaction or all Transactions.

12.	Comparative Fee and Expenses Tables

(a)	Please note that this section should appear prior to the “Comparison of Investment Objectives, Policies and Strategies” section. See Item 3 of Form N-14.

The Trust respectfully declines to make the requested change because it does not believe that it is required by Item 3 of Form N-14. The Trust notes that the only ordering requirements in Item 3 of Form N-14 are in sub-paragraphs (b) and (c), neither of which relate to the placement or location of the fee and expense tables.

(b)	Please modify the sentence preceding the annual portfolio operating expense table to state that such fees may be imposed at the Contract level.

The Trust believes that the current disclosure addresses this comment, but has reorganized the language in the preamble to clarify that the relevant statement refers only to fees imposed at the Portfolio level.

Sonny Oh

July 7, 2009

(c)	For Proposals 2 and 3, please add a prominent disclosure to the preamble to the fee table stating that a vote in favor of the reorganization will result in higher fees for the Short Duration Bond Portfolio and the Bond Index Portfolio, respectively.

The Trust has added prominent disclosure to the preamble to reflect that the relevant Acquiring Portfolios’ estimated annual operating expenses ratios after the Transactions will be higher than those of the relevant Acquired Portfolios.

(d)	Approval of Proposal 1 and Proposal 4 each may involve a higher administrative fee due to “an additional $35,000 for each portion of the [Acquiring] Portfolio for which separate administrative services are provided (e.g., portions of the Portfolio allocated to separate Advisers and/or managed in a discrete style).” Please confirm that such expenses are reflected in the expense tables.

The Trust confirms that such expenses are reflected in the applicable expense tables.

(e)	Footnote 2 to the annual operating expenses table for Proposal 1 states that the contractual waiver for the Mid Cap PLUS Portfolio allows for reimbursement of any payments or waivers within a 5 year time frame. Please note that the time period in which an advisor or any other party involved in a reimbursement/waiver agreement may recover or recoup cannot exceed 3 years.

The Trust has not made any changes in response to this comment. As previously discussed with the SEC staff, the Mid Cap PLUS Portfolio was established prior to the date on which the SEC staff modified its position to prohibit recoupment periods longer than three years. Pursuant to discussions with the SEC staff in 1999, the Manager was permitted to continue to use five-year recoupment periods for the Trust’s portfolios subject to an expense limitation arrangement that were established before this time, but agreed to use three-year recoupment periods for any new portfolios of the Trust established after May 1, 1999. The Trust confirms that all of the Trust’s portfolios commencing operations after May 1, 1999 have been subject to a three-year recoupment period.

Sonny Oh

July 7, 2009

(f)	Please provide Calendar Year Total Returns as provided in all Proposals in bar chart format. See Item 4(b)(2) of Form N-lA.

The Trust has made the requested change.

13.	Additional Information about the Transactions

For continuity of material disclosure, please move “Federal Income Tax Considerations of the Transactions” so that it immediately follows “Potential Benefits of the Transactions to AXA Equitable” on page 58.

The Trust has made the requested change.

14.	Voting Information

(a)	Under “Voting Rights,” the number of outstanding shares and votes attributed to them should include the registrant and company being acquired. See Item 7(c)(3) of Form N-14.

The Trust has not made any changes in response to this comment. The Trust notes that Item 7(c)(3) of Form N-14 requires disclosure as to each class of voting securities entitled to vote at the meeting. As the shareholders of the Acquiring Portfolios are not entitled to vote at the Meeting, the Trust does not believe that the requested disclosure is required.

(b)	Please also disclose that as a result of proportional voting, the votes of a small number of Contractholders may determine the outcome of any Proposal.

The Trust has made the requested change.

(c)	Under “Solicitation of Proxies and Voting Instructions” on page 87, please disclose the effect of abstentions. Item 21(b) of Schedule 14A. See Item 7(c)(2) of Form N-14.

The Trust has not made any changes in response to this comment because the requested disclosure is included in the last sentence of the first paragraph on page 87.

(d)	Please clarify what is meant by the last sentence of the third paragraph under “Solicitation of Proxies and Voting Instructions” on page 87.

The Trust has clarified the requested disclosure.

Sonny Oh

July 7, 2009

(e)	Under “Other Matters” on page 88, the disclosure should provide a general time frame in which to submit proposals once a meeting date is determined.

The Trust has made the requested change.

APPENDICES A AND B

As applicable, please modify these agreements to reflect any changes made in response to any Staff comments.

The Trust has not made any changes in response to this comment because the Trust does not believe that any changes are necessary.

STATEMENT OF ADDITIONAL INFORMATION

1.	Please clarify the nature of the merger for the Long/Sort Portfolio as summarized on the front cover page, i.e., part of asset exchange.

The Trust has made the requested change.

2.	Please confirm whether the SAI adequately incorporates by reference all relevant documents required to fulfill the disclosure required in the SAI pertaining to both the Acquiring and Acquired Portfolios; otherwise please provide such disclosure. See Instruction G of Form N-14. For example, item (1) only references the Acquiring Portfolios as opposed to both the Acquiring and Acquired Portfolios.

The Trust confirms its belief that the documents incorporated by reference fulfill the relevant SAI disclosure requirements of Form N-14. The Trust notes that Item 13 of Form N-14 requires information regarding an acquired fund only when a transaction is being submitted to a registrant’s shareholders.

3.	Please provide the file numbers of the documents incorporated by reference.

The Trust has made the requested change.

Sonny Oh

July 7, 2009

PART C

Please apply the relevant provisions noted in the Instruction to Item 15 of Form N-14 as applicable.

The Trust has not made any changes in response to this comment because the Trust does not believe that the Instruction to Item 15 of Form N-14 requires the Trust to include additional disclosure in the Part C.

ACCOUNTING COMMENTS

1.	Summary

(a)	The last bullet of each summary includes a statement that AXA Equitable is expected to bear the costs associated with the Transactions. Please revise this statement to clarify that, aside from brokerage costs, the Portfolios will not pay any of the costs of the Transactions.

The Trust has not made the requested change. The Trust notes, however, that it has revised the relevant disclosure and it believes that the revised disclosure accurately reflects the manner in which expenses related to the Transactions will be paid.

(b)	Because all or substantially all of the security holdings of the Long/Short Portfolio are expected to be liquidated in connection with the Transaction, please provide an estimate of the brokerage costs to be incurred by Contractholders in liquidating the Portfolio. Please note that the capitalization table, the pro forma statement of assets and liabilities and the pro forma schedule of investments should reflect the payment of these costs by the Portfolio as a reduction to arrive at the pro forma combined net assets.

The Trust has made the requested changes.

2.	Fee Table

(a)	Supplementally state whether the fee tables for Proposal 1 represent the range of minimum and maximum expenses that a shareholder of any particular Acquired Portfolio would incur, assuming the consummation of any or all of the Reorganizations.

The Trust believes the fee tables for Proposal 1 represent the range of minimum and maximum expenses that a shareholder of any particular

Sonny Oh

July 7, 2009

Acquired Portfolio would incur, assuming the consummation of any or all of the Reorganizations.

(b)	Please delete the last two rows of the fee table on page 25 relating to the Long/Short Portfolio as they do not conform to the presentation standards set forth on Form N-1A.

The Trust has made the requested change.

3.	Expense Example

The example relating to the Long/Short Portfolio does not appear to include the effects of dividend expenses on securities sold short for the one-year period, and for the first year of the three, five and ten-year periods.

The Trust has made the requested change.

4.	Performance

The average annual total return table relating to the Acquiring Portfolio on page 28 includes a footnote stating that Class IA shares have not yet commenced operations and that the performance shown for this class is the historical performance of Class IB shares. Please explain why the Class IA returns shown in the table are higher than the Class IB returns. Note that the historical returns of an existing class of shares should not be adjusted upward to remove the effects of class-specific expenses and presented as the returns of a new class of shares.

The Trust has revised the relevant footnote to accurately reflect that the Class IA shares of the Ultra Short Bond Portfolio commenced operations on March 30, 2007.

5.	Capitalization Table

No pro forma financial statements have been provided with regard to proposals 3 and 5. Note that when pro forma financial statements have been omitted pursuant to Item 14.2 of Form N-14, the measurement date must fall, and the capitalization table must be dated, within thirty days of the filing date of Form N-14.

The Trust notes that, with respect to the omission of pro forma financial statements, Item 14.2 of Form N-14 requires the measurement date to fall within thirty days prior to the filing date of a Form N-14 registration statement. However, the Trust does not believe that Item 14.2 requires the capitalization table to be dated within 30 days prior

Sonny Oh

July 7, 2009

to the filing date of a Form N-14 registration statement. In addition, the Trust notes that Item 4 of Form N-14, which requires existing and pro forma capitalization tables to be included in a Form N-14 registration statement, does not require that the information presented in the tables be dated as of a certain date. In the absence of a definitive requirement in this regard, the Trust believes that it is reasonable to include a capitalization table as of the date of the financial statements that the Trust otherwise would be required to include pursuant to the requirements of Form N-14.

6.	Pro Forma Schedule of Investments

(a)	Please note that the schedules for Proposals 1 and 4 should be marked “unaudited.”

The Trust has added “unaudited” to the headings of the schedules.

(b)	Please identify the surviving entity in the heading of the pro forma combined column.

The Trust has made the requested change.

(c)	Since no adjustments are shown on the schedules for Proposals 1 and 4, please include a footnote stating that as of December 31, 2008, all of the portfolio holdings of each Acquired Portfolio complied with the investment restrictions and/or compliance guidelines of the Acquiring Portfolio.

The Trust has made the requested change.

(d)	Please include a description of the various levels of inputs used in determining the Portfolios’ security holdings for Proposal 1.

The Trust has made the requested change.

(e)	Currently, the schedule for Proposal 2 contains two separate sections relating to (1) short-term securities held by the Portfolios and (2) securities sold short by the Portfolios. Please combine these sections.

The Trust has made the requested change.

(f)

The disclosure in the Proxy Statement/Prospectus states that substantially all of the securities held by the Long/Short Portfolio are not compatible with the investment objective or policies of the Acquiring Portfolio and will be liquidated in connection with the Transaction. The schedule of

Sonny Oh

July 7, 2009

investments should reflect this liquidation by including adjustments to eliminate each holding of Long/Short Portfolio that is not expected to be transferred to the Acquiring Portfolio.

The Trust has made requested change.

(g)	For Proposal 2, a schedule of short-term pooled securities follows the pro forma schedule of investments. Please include the securities lending note to which this schedule relates.

The Trust has made the requested change.

7.	Pro Forma Statement of Assets and Liabilities

(a)	Please include a heading identifying the name and date of the statement, and mark the statement “unaudited.”

The Trust has made the requested change and has added “unaudited” to the headings of the statements.

(b)	Please identify the surviving entity in the heading of the pro forma combined column.

The Trust had made the requested change.

(c)	For Proposal 2, please include adjustments to reflect the liquidation of the holdings of Long/Short Portfolio in connection with the Transaction and describe the adjustments in a footnote to the statement.

The Trust had made the requested change.

8.	Statement of Operations

Please include the period covered by the statement, and mark the statement “unaudited.”

The Trust has made the requested change and has added “unaudited” to the headings of the statements

Sonny Oh

July 7, 2009

9.	Notes to the Pro Forma Financial Statements

Please include notes to describe the valuation policies and the tax status of the combined entity.

The Trust had made the requested changes.

MISCELLANEOUS

Please provide appropriate representations and a response letter in the form of IDEA correspondence in regard to this Prospectus/Proxy Statement.

This response letter and a “Tandy” letter have been filed in the form of IDEA correspondence.

*        *        *        *        *

Should you have any further comments on these matters, or any questions, please contact Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
K&L Gates LLP